

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2025

Faraz Ali
Chief Executive Officer
Tenaya Therapeutics, Inc.
171 Oyster Point Boulevard, Suite 500
South San Francisco, CA 94080

>   **Re: Tenaya Therapeutics, Inc.**
>   **Form 10-K for the Year Ended December 31, 2024**
>   **File No. 001-40656**

Dear Faraz Ali:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Jennifer Drimmer, J.D.